PIMCO Funds: Pacific Investment
Management Series
Sub-Item 77D: Policies with
respect to security investments

PIMCO Emerging Markets Bond Fund
- Changes the credit quality
guidelines of the PIMCO Emerging
Markets Bond Fund to max 15%
below B.

PIMCO Total Return Mortgage Fund
- Changes the average portfolio
duration range of the PIMCO
Total Return Mortgage Fund to
1 to 7 years.